

June 8, 2015

Andy Michael Ibrahim
Chief Executive Officer
Vapetek, Inc.
7611 Slater Avenue, Unit H
Huntington Beach, California 92647

> **Re:** **Vapetek, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2015**
> **File No. 333-204087**

Dear Mr. Ibrahim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that a significant number of shares you are registering for resale were recently issued for no or nominal consideration, including shares held by the company's officer and directors, 1,300,000 shares sold at par value and 3,100,000 shares gifted by the company to friends and family members of the company's officer and directors. We further note that you were recently a shell company, have minimal operations, there is no current market for your shares, and the number of shares being offered for resale significantly exceeds the number of shares held by non-affiliates. Under these circumstances, it appears that the offering is an indirect primary offering through the selling shareholders for the purpose of creating a market in your shares. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition you must fix the offering price of the selling shareholders' shares for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

Prospectus Cover Page

2.      Since you have provided a table showing the offering price and proceeds to the company for its offering, please also include in the table the proceeds to the company if it only sells 25%, 50%, and 75% of the shares being sold by the company. You may then remove the narrative disclosure providing this information.

Prospectus Summary

The Company, page 2

3.      Please explain your basis for stating that the company is a technology company in light of the fact that your current products are third party products created by third party manufacturers branded under your own trademark.

4.      Please explain why the expenses of the offering are being paid by your sole officer, Andy Michael Ibrahim, rather than by the company. Disclose whether there is an agreement or understanding that the company will repay Mr. Ibrahim.

Our Offering, page 3

5.      We note you disclosure here and throughout the prospectus that there is a potential conflict of interest for Mr. Ibrahim because he will be selling shares on behalf of the company while simultaneously selling his own shares. Please disclose the plan of distribution as to which shares Mr. Ibrahim intends to sell first. Also address Mr. Ibrahim's conflicts of interest arising from his payment of the offering expenses. Further, please advise what is meant by the statement "Mr. Ibrahim will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to himself."

Risk Factors, page 6

6.      Please move the Risk Factors section so that it immediately following the Prospectus Summary. Refer to Item 503(c) of Regulation S-K.

7.      Please revise your disclosure to include a risk factor discussing the impact of your former shell status on the availability of Rule 144 for resales of your securities and the requirements that must be met to rely on it.

Use of Proceeds, page 16

8.      We note that your primary intended uses of the offering proceeds is to further develop
        your product line, increase your customer base and recruit personnel and hire staff.
        Please clarify whether you intend to use any of the offering proceeds for inventory and
        distribution of your electronic cigarette products.

Selling Shareholders, page 18

9.      Please disclose the natural person(s) who holds voting and investment control over the
        shares beneficially owned by ETN Services LLC.

Item 15. Recent Sales of Unregistered Securities, page 27

10.     Please revise your disclosure to include all information required by Item 701 of
        Regulation S-K such as the exemption from registration relied upon, the facts relied upon
        to make the exemption available, and the value of any services received for shares issued.

Item 16. Exhibits to the Registration Statement, page 27

11.     Please revise your registration statement to include all material contracts, such as your
        loan agreements, distribution agreements and your employment agreements. You may
        wish to refer to Item 601 of Regulation S-K.

12.     Please file the subscription agreement for the offering as an exhibit.

13.     Please have counsel revise his legality opinion filed as Exhibit 5.1 to address both the
        shares being offered by both the company and the shares being offered by selling
        shareholders.  For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (CF),
        available on our website at http://www.sec.gov/interps/legal.shtml.

Financial statements

Note 2: Summary of Significant Accounting Policies, page F8

14.     Refer to your accounting policy for revenue recognition on page F9.  We note that you
        recorded deferred revenue of $2,225 as of December 31, 2014.  Please expand your
        accounting policy for revenue recognition to include an accounting policy for deferred
        revenue.

15.     Refer to your accounting policy for fulfillment errors.  Please tell us whether the cost of
        fulfilling errors was material and if so, please expand the disclosure to quantify the
        financial statement impact of fulfillment errors.

Age of  Financial Statements

16.     Update the financial statements and other financial information in the filing to include the interim period ended March 31, 2015.  Please refer to the guidance in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:     Alham Benyameen
        Director

        Adam Tracy, Esq.
        Securities Compliance Group, Ltd.